VESTA INTERNATIONAL, CORP.

56-26 Chongshan Middle Rd, 1-5-1, Huanggu

Shenyang, Liaoning, China, 110031

August 22, 2013

Mr.  Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Vesta International, Corp.

      Registration Statement on Form S-1

      Filed August 16, 2013

      File No. 333-190656

Dear Mr. Ingram,

We received your letter dated August 19, 2013 which included a comment regarding our Registration Statement on Form S-1 filed on August 16, 2013. In response to the letter we filed Amendment No. 1 to Registration Statement on Form S-1 with updated financials statements.

Please direct any further comments or questions you may have to the company’s email at vesta.int.corp@gmail.com

Thank you.

Sincerely,

/S/ Yan Wang

Yan Wang, President